 CITADEL

CITADEL CLEARING LLC
(A Delaware Limited Liability Company)

(SEC File Number 8-69521)

Statement of Financial Condition as of December 31, 2016
and Report of Independent Registered Public Accounting Firm

CITADEL CLEARING LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-69521)

Statement of Financial Condition as of December 31, 2016
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-69521

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/16</u> AND ENDING <u>12/31/16</u>
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL CLEARING LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
                                    (No. and Street)

Chicago   Illinois   60603
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY   (312) 395-4366
                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                    (Name - if individual, state last, first, middle name)

1 North Wacker Drive   Chicago   IL   60606
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



CITADEL CLEARING LLC

AFFIRMATION

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition to the firm of Citadel Clearing LLC (the "Company"), as of December 31, 2016, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A. Stasny Date: February 17, 2017

Patricia Stasny, Global Controller of Citadel LLC

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/18

Barbara A. Horne, Notary Public
February 17, 2017